Exhibit 14

Code of Ethics for CEO and Financial Executives

of UnumProvident Corporation

In my role with UnumProvident Corporation (the “Company”) as the Chief Executive Officer, the Chief Financial Officer, or certain of their direct reports, I certify that I will seek to adhere to the following principles and responsibilities, which are in addition to any other applicable requirements set forth in the “Code of Business Practices and Ethics for Directors, Officers, and Employees of UnumProvident Corporation” or any other Company policy statements as amended from time to time:

1.	Acting ethically and with honesty in my work on behalf of the Company and avoiding conflicts of interest in my personal and professional relationships, and expecting those that work with and for me to do likewise.

2.	Disclosing information that is full, fair, accurate, timely and understandable in all SEC filings and public communications.

3.	Complying with applicable laws, rules, and regulations of the countries, states, local governments, agencies, and stock exchanges that regulate the business of the Company.

4.	Promptly reporting violations of this Code of Ethics, or any other applicable Company policy statements, to the Office of Business Practices and Ethics or any other appropriate Company officer, auditor, director or regulator.

5.	Assuming personal accountability for adherence to this Code of Ethics, and understanding that I am subject to disciplinary action, up to and possibly including termination, for failure to do so.

I understand that I may choose to remain anonymous in reporting any violation of this Code of Ethics and that any questions regarding this Code of Ethics should be directed to the Office of Business Practices and Ethics. I understand that any waivers of this Code of Ethics can only be made by the Company Board of Directors and must be reported by the Company to the SEC.

By:

(Signature)

Name:

(Print Name)

Date: